SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                             For February 13, 2003


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):







Bank of Ireland Group (the "Bank") announces that on 12 February 2003, it purchased 275,000 units of Ordinary Stock at a price of EUR9.5183 per unit of Ordinary Stock to be held as Treasury Stock.

Commenting on the announcement Mike Soden, Group Chief Executive said:

"Today's announcement is the commencement of a rolling share buy back programme and is clear evidence of our commitment to increasing shareholder value. These purchases are consistent with the Bank's overall capital management strategy, which seeks to maximise capital efficiency, whilst maintaining prudent regulatory ratios and enhancing the return to shareholders. We are confident that the share buy back programme will, over time, have a positive impact on both Return on Equity and Earnings per Share which are two key performance measures."

These purchases were made pursuant to the authority granted by Stockholders at the Annual General Court of the Governor and Company of the Bank of Ireland held on 10 July 2002. Further purchases of Stock may be made as part of this rolling share buyback programme, subject to market conditions and the Bank's ongoing capital requirements.

For further information please contact:


Fiona Ross / Mary King     Group Investor Relations           +353 1 604 3501

Anne Mathews               Group Corporate Communications     +353 1 604 3836




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: February 13, 2003